Exhibit 99.1

Webuy Global Ltd. (Nasdaq: WBUY) Reinstated Listing on Nasdaq Capital Market and Returns to Profitability with Strong First Quarter Growth in Travel

Singapore – May 8, 2025 – Webuy Global Ltd. (Nasdaq: WBUY), a forward-thinking, technology-driven e-commerce and travel platform in Southeast Asia, today announced that the Company has been successfully reinstated on the Nasdaq Capital Market (“Nasdaq”), effective May 8, 2025. The relisting follows confirmation from Nasdaq that the Company has regained compliance with the minimum bid price requirement under Rule 5550(a)(2).

Webuy’s return to Nasdaq is a pivotal milestone in its broader turnaround. After implementing a comprehensive recovery strategy, which included reverse stock splits and a successful appeal before the Nasdaq Hearing Panel , the company has regained full compliance. This achievement underscores Webuy’s continued operational momentum and hopes to lead to renewed investor confidence in its growth as a public company.

Furthermore, the Company experienced robust growth in the first quarter of 2025, fueled by the sustained and accelerating expansion of its travel vertical. At the March 2025 NATAS Fair in Singapore, which is one of the region’s largest and most influential consumer travel exhibitions organized by the National Association of Travel Agents Singapore, Webuy recorded over US$2.6 million in travel bookings, a 45% increase compared to the same period last year. In Indonesia, the Company’s travel business achieved approximately US$1.25 million in revenue in the first quarter of 2025, compared to just US$55,000 in the first quarter of 2024 — marking an exceptional year-over-year growth of more than 2,160%. Collectively, these results demonstrate the potency of Webuy’s AI-powered travel platform and localized engagement model, while attesting to the brand’s expanding resonance and credibility throughout Southeast Asia.

“We are thrilled to be back on Nasdaq and to demonstrate meaningful progress with our profitability and sustained business momentum,” said Vincent Xue Bin, Chief Executive Officer and Co-Founder of Webuy. “Our first-ever group-level profit in the fourth quarter of 2024 was a turning point, and we are now building on that success with strong first quarter results. The path forward is clear — we are focused on scaling high-margin verticals, enhancing our technology platform, and driving long-term value for our shareholders.”

Leveraging its successful Nasdaq relisting and confirmed financial recovery, Webuy intends to accelerate its strategic initiatives across Southeast Asia. The Company will further scale AI-driven e-commerce tools and travel ecosystem through deeper community engagement, while upholding disciplined cost management and operational scalability.

About Webuy Global Ltd.

Webuy Global Ltd. is a technology-driven company transforming community e-commerce and travel across Southeast Asia. The Company enhances its group-buy model with predictive AI, personalized recommendations, and community-led engagement, while its travel vertical delivers curated itineraries and real-time support through its proprietary AI Travel Consultant. Webuy is committed to delivering high-quality, affordable products and travel services that improve the lives of millions across the region. For more information, visit www.webuysg.com/Investor.

Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those projected due to various factors, including operational execution, market dynamics, and regulatory requirements. Webuy Global Ltd. undertakes no obligation to update any forward-looking statements, except as required by law.